Ceres, Inc.

1535 Rancho Conejo Blvd.

Thousand Oaks, California 91320

February 6, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ceres, Inc.

Registration Statement on Form S-1 (File No. 333-174405)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ceres, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s registration statement on Form S-1 (File No. 333-174405), as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 3:30 p.m., Washington, D.C. time, on February 8, 2012, or as soon as practicable thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, the Company requests oral confirmation and a copy of the Commission’s written order be provided to the Company’s counsel, Shearman & Sterling LLP, Attention: Ms. Danielle Carbone, Esq., telephone (212) 848-8244, facsimile (646) 848-8244.

Very truly yours,

CERES, INC.

By:	/s/ Paul Kuc
Name:	Paul Kuc
Title:	Chief Financial Officer